SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

KnowBe4, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

49926T104

(CUSIP Number)

Patrick Cammarata

8 Newbury Street, 6th Floor

Boston, MA 02116

(617) 913-6611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49926T104	13D	Page 1 of 16 pages

1	Names of Reporting Persons Elephant Partners GP I, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 34,753,353
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 34,753,353

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,753,353
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.4%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 49926T104	13D	Page 2 of 16 pages

1	Names of Reporting Persons Elephant Partners I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 26,426,861
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 26,426,861

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,426,861
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.9%
14	Type of Reporting Person PN

CUSIP No. 49926T104	13D	Page 3 of 16 pages

1	Names of Reporting Persons Elephant Partners 2019 SPV-A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,326,492
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,326,492

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,326,492
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.5%
14	Type of Reporting Person PN

CUSIP No. 49926T104	13D	Page 4 of 16 pages

1	Names of Reporting Persons Elephant Partners GP II, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,316,470
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,316,470

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,316,470
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.8%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 49926T104	13D	Page 5 of 16 pages

1	Names of Reporting Persons Elephant Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,082,967
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,082,967

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,082,967
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.5%
14	Type of Reporting Person PN

CUSIP No. 49926T104	13D	Page 6 of 16 pages

1	Names of Reporting Persons Elephant Partners II-B, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 233,503
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 233,503

11	Aggregate Amount Beneficially Owned by Each Reporting Person 233,503
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.3%
14	Type of Reporting Person PN

CUSIP No. 49926T104	13D	Page 7 of 16 pages

1	Names of Reporting Persons Jeremiah Daly
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 37,069,823
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 37,069,823

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,069,823
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 31.8%
14	Type of Reporting Person IN

CUSIP No. 49926T104	13D	Page 8 of 16 pages

1	Names of Reporting Persons Andrew Hunt
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 37,069,823
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 37,069,823

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,069,823
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 31.8%
14	Type of Reporting Person IN

CUSIP No. 49926T104	13D	Page 9 of 16 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.00001 per share (the “Class A Common Stock”), of KnowBe4, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 33 N. Garden Avenue, Clearwater, FL 33755.

The Class A Common Stock reported on the Schedule 13D, representing shares issuable upon conversion of the Class B common stock, par value $0.00001 per share (the “Class B Common Stock”) held by the Reporting Persons (as defined below), was previously reported on a Schedule 13G most recently filed with the Securities and Exchange Commission on February 8, 2022. On October 11, 2022 the Issuer entered into an Agreement and Plan of Merger, with Oranje Holdco, LLC, a Delaware limited liability company (“Parent”), and Oranje Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly owned subsidiary of Parent. Parent and Merger Sub are affiliates of Vista Equity Partners Management, LLC (“Vista”). In connection with the Merger, on October 11, 2022, Parent and the Issuer entered into support agreements with (a) Stu Sjouwerman, founder, Chairman and Chief Executive Officer of the Issuer, and an affiliate of Mr. Sjouwerman (together, the “Founder”), (b) KKR Knowledge Investors L.P. (“KKR”) and (c) Elephant Partners I, L.P., Elephant Partners 2019 SPV-A, L.P. and Elephant Partners II, L.P. (such funds, collectively, “Elephant”). In addition, Vista entered into a support agreement with the Issuer. We refer to the support agreement to which Elephant is a party as the “Elephant Support Agreement” and the support agreements with each of the Founder, Elephant, KKR and Vista as the “Support Agreements.” Pursuant to their respective Support Agreements, the Founder and Elephant have agreed to “rollover” a portion of their existing equity in the Issuer into an ownership interest in the parent company of Parent. Pursuant to its Support Agreement, KKR has committed to “rollover” a portion of its existing equity in the Issuer into an ownership interest in the parent company of Parent in connection with a reduction of its equity contribution to Parent. By virtue of the Elephant Support Agreement and the obligations and rights thereunder, the Reporting Persons may be deemed to be in a “group” with investment funds affiliated with Vista (together with the Reporting Persons, the “Investors”) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Elephant Partners I, L.P.

Elephant Partners 2019 SPV-A, L.P.

Elephant Partners II, L.P.

Elephant Partners II-B, L.P.

Elephant Partners GP I, LLC

Elephant Partners GP II, LLC

Jeremiah Daly

Andrew Hunt

Each of Messrs. Daly and Hunt is a citizen of the United States. Each of the other Reporting Persons is organized under the laws of the State of Delaware. The principal business address for each of the Reporting Persons is 8 Newbury Street, 6th Floor, Boston, MA 02116.

CUSIP No. 49926T104	13D	Page 10 of 16 pages

The present principal occupation of Mr. Daly is Founder and General Partner of Elephant, a venture capital firm and a Director of the Issuer. The present principal occupation of Mr. Hunt is Founder and General Partner of Elephant and Founder and Director of Warby Parker Inc. Each of the other Reporting Persons is principally engaged in the business of managing their investments in the securities of the Issuer.

By virtue of the agreements made pursuant to the Elephant Support Agreement, the Investors may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other Investors are not the subject of this Schedule 13D and each of the Reporting Persons expressly disclaims beneficial ownership of all securities owned by the other Investors.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering on April 21, 2021 (the “IPO”), the Reporting Persons purchased (i) 30,525,040 shares of Series A preferred stock for an aggregate purchase price of $8,000,002 in January 2016; (ii) 6,344,960 shares of Series A-1 preferred stock for an aggregate purchase price of $5,196,538 in February 2017; (iii) 420,000 shares of Series A-1 preferred stock for an aggregate purchase price of $343,981 in March 2017; (iv) 1,496,320 shares of Series B preferred stock for an aggregate purchase price of $2,499,999 in October 2017; (v) 917,000 shares of common stock for an aggregate purchase price of $2,300,845 in October 2018; (vi) 15,989,840 shares of Series C-1 preferred stock for an aggregate purchase price of $94,400,018 in July 2019; and (vii) 411,920 shares of common stock for an aggregate purchase price of $2,405,922 in December 2020.

In connection with the closing of the IPO, each share of common stock and preferred stock then held by the Reporting Persons was reclassified as one share of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder.

The source of funds used for the purchases described herein were from capital contributions of the Reporting Persons and/or their respective partners or members.

Item 4.	Purpose of Transaction.

Elephant Support Agreement

In connection with entering to the Merger, on October 11, 2022, (1) Parent and the Issuer entered into the Support Agreements with each of (a) the Founder, (b) KKR and (c) Elephant; and (2) the Issuer entered into a support agreement with investment funds affiliated with Parent. Consistent with the other Support Agreements, under the Elephant Support Agreement, Elephant agreed to vote all of its shares of Issuer Common Stock in favor of the transaction, subject to certain terms and conditions contained therein. In addition, consistent with the other Support Agreements, Elephant agreed to “rollover” a portion of their existing equity in the Issuer into an ownership interest in the parent company of Parent. The Elephant Support Agreement terminates in certain circumstances, including the valid termination of the Merger in accordance with its terms. Elephant is not party to any of the Support Agreements other than the Elephant Support Agreement.

The foregoing summary of the Elephant Support Agreement is qualified in its entirety by reference to the full text of the Elephant Support Agreement, a copy of which is attached hereto and incorporated by reference herein.

CUSIP No. 49926T104	13D	Page 11 of 16 pages

Investors’ Rights Agreement

On July 2, 2019, the Issuer entered into an amended and restated investor rights agreement (as subsequently amended on August 9, 2021, the “Investors’ Rights Agreement”) with certain of its stockholders, including Elephant Partners I, L.P., Elephant Partners II, L.P., for itself and as nominee for Elephant Partners II-B, L.P., and Elephant Partners 2019 SPV-A, L.P., pursuant to which the Issuer granted shelf registration rights, piggyback registration rights and demand registration rights, subject to certain conditions set forth therein.

The foregoing descriptions of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto and incorporated by reference herein.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes as part of their ordinary business and investing activities. The Reporting Persons intend to monitor and evaluate their investment on an ongoing basis and expect regularly to review and consider ways of maximizing their return on such investment. Subject to the terms of the Elephant Support Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Elephant Support Agreement, the Reporting Persons may acquire additional securities of the Issuer in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including Jeremiah Daly, in his capacity as a Director of the Issuer, may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

The Merger may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer and other material changes in the Issuer’s business or corporate structure.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 49926T104	13D	Page 12 of 16 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 79,672,881 shares of Class A Common Stock outstanding as of July 29, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2022.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Elephant Partners GP I, LLC	34,753,353	30.4%	0	34,753,353	0	34,753,353
Elephant Partners I, L.P.	26,426,861	24.9%	0	26,426,861	0	26,426,861
Elephant Partners 2019 SPV-A, L.P.	8,326,492	9.5%	0	8,326,492	0	8,326,492
Elephant Partners GP II, LLC	2,316,470	2.8%	0	2,316,470	0	2,316,470
Elephant Partners II, L.P.	2,082,967	2.5%	0	2,082,967	0	2,082,967
Elephant Partners II-B, L.P.	233,503	0.3%	0	233,503	0	233,503
Jeremiah Daly	37,069,823	31.8%	0	37,069,823	0	37,069,823
Andrew Hunt	37,069,823	31.8%	0	37,069,823	0	37,069,823

The securities reported herein include (i) 26,426,861 shares of Class A Common Stock underlying shares of Class B Common Stock held of record by Elephant Partners I, L.P., (ii) 8,326,492 shares of Class A Common Stock underlying shares of Class B Common Stock held of record by Elephant Partners 2019 SPV-A, L.P., (iii) 2,082,967 shares of Class A Common Stock underlying shares of Class B Common Stock held of record by Elephant Partners II, L.P. and (iv) 233,503 shares of Class A Common Stock underlying shares of Class B Common Stock held of record by Elephant Partners II-B, L.P. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder.

Elephant Partners GP I, LLC is the general partner of each of Elephant Partners I, L.P. and Elephant Partners 2019 SPV-A, L.P. (the “Elephant I Entities”), and, as a result, may be deemed to share beneficial ownership of the securities held of record by each of the Elephant I Entities. Elephant Partners GP II, LLC is the general partner of each of Elephant Partners II, L.P. and Elephant Partners II-B, L.P. (the “Elephant II Entities”), and, as a result, may be deemed to share beneficial ownership of the securities held of record by each of the Elephant II Entities. Messrs. Daly and Hunt are the managing members of each of Elephant Partners GP I, LLC and Elephant Partners GP II, LLC (together, the “Elephant GP Entities”) and may be deemed to have voting and dispositive power over the shares held by each of the Elephant GP Entities. Each of the Reporting Persons disclaims beneficial ownership of such securities except for the securities, if any, such Reporting Person holds of record.

CUSIP No. 49926T104	13D	Page 13 of 16 pages

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Elephant Support Agreement, each of the Reporting Persons may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act with the other Investors. Each of them expressly disclaims beneficial ownership of all securities owned by the other Investors. Shares beneficially owned by the other Investors are not the subject of this Schedule 13D and, accordingly, none of the other Investors are included as reporting persons herein.

(c) During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Elephant Support Agreement and the Investors’ Rights Agreement, and is incorporated herein by reference. A copy of each such agreements is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Power of Attorney.

3	Amended and Restated Investors’ Rights Agreement, dated as of July 2, 2019, by and among KnowBe4, Inc. and certain holders of its capital stock (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A filed with the SEC on April 16, 2021).

4*#	Support Agreement, dated as of October 11, 2022, by and among KnowBe4, Inc., Elephant Partners I LP, Elephant Partners II LP for Elephant Partners II-B LP, Elephant Partners 2019 SPV-A LP and Oranje Holdco, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 13, 2022).

*

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601. The Reporting Persons will furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

#

Certain confidential portions of this exhibit were omitted by means of marking portions with brackets and asterisks because the identified confidential portions constituted personally identifiable information that is not material.

CUSIP No. 49926T104	13D	Page 14 of 16 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2022

Elephant Partners GP I, LLC

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly
Title:	Managing Member

Elephant Partners I, L.P.
By: Elephant Partners GP I, LLC, its general partner

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly
Title:	Managing Member

Elephant Partners 2019 SPV-A, L.P.
By: Elephant Partners GP I, LLC, its general partner

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly
Title:	Managing Member

Elephant Partners GP II, LLC

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly
Title:	Managing Member

Elephant Partners II, L.P.
By: Elephant Partners GP II, LLC, its general partner

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly
Title:	Managing Member

Elephant Partners II-B, L.P.
By: Elephant Partners GP II, LLC, its general partner

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly
Title:	Managing Member

CUSIP No. 49926T104	13D	Page 15 of 16 pages

/s/ Patrick Cammarata, attorney-in-fact
Jeremiah Daly

/s/ Patrick Cammarata, attorney-in-fact
Andrew Hunt